Annual Information Form

For the Year Ended

March 31, 2011

Dated January 20, 2012

FORWARD-LOOKING INFORMATION

This Annual Information Form (“AIF”) may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this AIF, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this AIF or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this AIF, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) is as of March 31, 2011.

Currency and Exchange Rates

In this AIF, unless otherwise specified, all references to “dollars” and to “$” are to Canadian dollars, references to “U.S. dollars” and to “US$” are to United States dollars. The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows for the indicated periods:

Year Ended March 31
	2011	2010	2009
End of period	1.0290	0.9846	0.7935
High for the period	1.0778	1.2643	1.3000
Low for the period	0.9686	1.0113	0.9844
Average for the period	1.0163	1.0904	1.1264

The Bank of Canada noon buying rate on January 20, 2011 for the purchase of one United States dollar using Canadian dollars was Cdn.$1.0143 (one Canadian dollar on that date equalled U.S.$0.9859) .

Glossary of Geological, Mining and other Terms

Certain terms used in this AIF are defined as follows:

Amphibolite: metamorphic rock composed chiefly of amphibole with minor plagioclase and little quartz.

Andalusite: an aluminium-silicate metamorphic mineral found in high-temperature, low pressure metamorphic terranes.

Aplite: an intrusive igneous rock in which quartz and feldspar are the dominant minerals.

Assay: the chemical analysis of an ore, mineral or concentrate to determine the amount of valuable species.

Breccia: rock consisting of more or less angular fragments in a matrix of finer-grained material.

Bronco Creek or BCE: Bronco Creek Exploration, Inc., an Arizona company and wholly-owned subsidiary of Eurasian.

Carbonaceous: containing carbon or coal, especially shale or other rock containing small particles of carbon distributed throughout the whole mass.

Common Shares: common shares in the capital of Eurasian Minerals Inc.

Computershare: Computershare Investor Services Inc., the registrar and transfer agent for the Common Shares.

Dacite: an igneous, volcanic rock with high iron content.

Diabase: a fine-grained intrusive igneous rock.

Diorite: intermediate coarse grained igneous rock.

Dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock, generally vertical in nature.

Eurasian, EMX or the Company: Eurasian Minerals Inc.

Footwall: the underlying side of a fault, ore body, or mine working; particularly the wall rock beneath an inclined vein or fault.

Formation: a persistent body of igneous, sedimentary, or metamorphic rock, having easily recognizable boundaries that can be traced in the field without recourse to detailed paleontologic or petrologic analysis, and large enough to be represented on a geologic map as a practical or convenient unit for mapping and description.

Granitoid: pertaining to or composed of granite.

Gneiss: a type of rock formed by high-grade regional metamorphic processes from pre-existing formations of igneous or sedimentary rocks.

Hanging wall: the overlying side of an ore body, fault, or mine working, especially the wall rock above an inclined vein or fault.

Igneous rock: rock that is magmatic in origin.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource: that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intercalated: said of layered material that exists or is introduced between layers of a different character; especially said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

JV: joint venture.

Kriging: a weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.

Lamprophyre: a group of dark-coloured, porphyritic, medium grained igneous rocks usually occurring as dykes or small intrusions.

Leach: to dissolve minerals or metals out of ore with chemicals.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Meta: a prefix that, when used with the name of a sedimentary or igneous rock, indicates that the rock has been metamorphosed.

Mineral reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource (deposit): a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource (deposit) are known, estimated or interpreted from specific geological evidence and knowledge.

Net smelter return or NSR royalty: a type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NI 43-101: National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

NI 52-110: National Instrument 52-110 Audit Committees of the Canadian Securities Administrators.

Oxide: a compound of ore that has been subjected to weathering and alteration as a result of exposure to oxygen for a long period of time.

Pegmatite: a very coarse-grained igneous rock that has a grain size of 20 millimetres or more.

Phyllite: a regional metamorphic rock, intermediate in grade between slate and schist. Minute crystals of sericite and chlorite impart a silky sheen to the surfaces of cleavage.

Porphyry: igneous rock consisting of large-grained crystals dispersed in a fine-grained matrix or groundmass.

Probable reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Run-of-mine: ore in its natural state as it is removed from the mine that has not been subjected to additional size reduction.

Schist: a strongly foliated crystalline rock, which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. “quartz-muscovite-chlorite schist”).

Shear zone: a tabular zone of rock that has been crushed and brecciated by parallel fractures due to “shearing” along a fault or zone of weakness. These can be mineralized with ore-forming solutions.

Strike: the direction, or course or bearing of a vein or rock formation measured on a level surface.

Strip (or stripping) ratio: the tonnage or volume of waste material that must be removed to allow the mining of one tonne of ore in an open pit.

Sulfides or sulphides: compounds of sulfur (or sulphur) with other metallic elements.

Tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.

TSX-V: TSX Venture Exchange.

Vein: sheet-like body of minerals formed by fracture filling or replacement of host rock.

Linear Measurements
1 inch	=	2.54 centimetres
1 foot	=	0.3048 metre
1 yard	=	0.9144 metre
1 mile	=	1.609 kilometres

Area Measurements
1 acre	=	0.4047 hectare
1 hectare	=	2.471 acres
1 square mile	=	640 acres or 259 hectares or 2.590 square kilometres

Units of Weight
1 short ton	=	2000 pounds or 0.893 long tonne
1 long tonne	=	2240 pounds or 1.12 short tons
1 metric tonne	=	2204.62 pounds or 1.10 short tons
1 pound (16 oz)	=	0.454 kilograms or 14.5833 troy ounces
1 troy oz	=	31.103486 grams
1 troy oz per short ton	=	34.2857 grams per metric ton
1 troy oz per long ton	=	30.6122 grams per metric ton

Analytical	percent metric tonne	grams per short ton	troy oz Values
1%	1%	10,000	291.667
1 gram/tonne	0.0001%	1	0.0291667
1 troy oz/short ton	0.003429%	34.2857	1
10 ppb			0.00029
100 ppm			2.917

Temperature Conversion Formulas

Degrees Fahrenheit	=	(°C X 1.8) + 32
Degrees Celsius	=	(°F - 32) X 0.556

Frequently Used Abbreviations

AA	atomic absorption spectrometry
Ag	silver
As	arsenic
Au	gold
°C	degrees Celsius (centigrade)
cm	centimetre
C.P.G.	Certified Professional Geologist
Cu	copper
F	fluorine
°F	degrees Fahrenheit
g	gram(s)
g/t	grams per tonne
Hg	mercury
kg	kilogram
km	kilometre
m	metre(s)
Ma	million years ago
Mn	manganese
n	number or count
NSR	net smelter return
oz	troy ounce
opt	ounce per short ton
oz/ton	ounce per short ton
oz/tonne	ounce per metric tonne
Pb	lead
ppb	parts per billion
ppm	parts per million
sq	square
Sb	antimony
Tl	thallium
Zn	zinc

CORPORATE STRUCTURE

Name, Address and Incorporation

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 as 33544 Yukon Inc. and, on October 10, 2001, changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp., a company incorporated in Alberta on August 12, 1996 and which subsequently changed its name to Eurasian Minerals Inc. On September 24, 2004, EMX continued into British Columbia from Alberta under the Business Corporations Act.

EMX’s head office is located at Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada, and its registered and records office is located at Northwest Law Group, Suite 950 – 650 West Georgia Street, Vancouver, British Columbia V6B 4N8, Canada.

Eurasian is a reporting issuer under the securities legislation of British Columbia and Alberta and is listed as a Tier 1 issuer on the TSX-V. The Common Shares are traded on the TSX-V under the symbol EMX.

Inter-corporate Relationships

The corporate structure of Eurasian, its material (holding at least 10% of EMX’s assets, by value) subsidiaries, the percentage ownership that Eurasian holds or has contractual rights to acquire in such subsidiaries (if not wholly-owned) and the jurisdiction of incorporation of such corporations is set out in the following chart:

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Eurasian is engaged in the acquisition and exploration of precious and base metals properties. The Company conducts exploration on properties located primarily in Turkey, Haiti, the Kyrgyz Republic, Sweden, North America, and the Australia and Asia-Pacific region. The Company’s royalty and merchant banking division, Eurasian Capital, is looking to build a portfolio of revenue-generating royalties to complement EMX's prospect generation business model.

Three Year History

Fiscal 2009

In December 2008, the Company was awarded 27 exploration licenses in northern Haiti. The property package, in combination with EMX’s other licenses in Haiti, gave the Company a commanding land position along 130 kilometres of strike length in a new gold belt. All of the new properties are subject to the Company’s Regional Exploration Alliance with Newmont Mining Corporation, a publicly traded (NYSE: NEM) international mining company headquartered in Denver, Colorado, described under “Mineral Properties – Haiti”.

Pursuant to an agreement dated December 23, 2008, EMX granted Centerra Gold Inc., a publicly traded (TSX: CG) mining company headquartered in Toronto, Ontario, the right to earn up to a 70% interest in the Akarca, Samli and Elmali properties in Turkey by funding US$10,000,000 in exploration of the properties. Upon expending US$5,000,000 over four years, Centerra will earn a 50% interest. It must then pay Eurasian US$1,000,000 and elect to form a 50:50 joint venture with Eurasian or expend a further US$5,000,000 over two years to earn a further 20% interest and then form a 70:30 joint venture. If, following the formation of the joint venture, either party fails to fund its proportionate share of costs and its interest is diluted to 10%, such interest will be converted to a 4% NSR royalty, which can be reduced to a 2% NSR royalty by the non-diluting party paying US$4,000,000 to the royalty holder. See “Mineral Properties – Akarca Property”.

On December 22, 2008, EMX acquired the Grand Bois Property in Haiti from Societe Miniere Citadelle S.A. and La Geominerale d’Haiti S.A. (collectively, “SMC”), [arm’s length privately held corporations based in Port-au-Prince]. SMC has reserved a 20% net profits interest royalty on the property which the Company may purchase for US$15,000,000. Pursuant to the acquisition, Eurasian paid US$1,000,000 to SMC on closing. A further US$1 million was paid to SMC in January 2010 through a combination of US$250,000 and the issuance of 338,877 Common Shares valued at US$750,000. Eurasian must pay SMC a further US$3,000,000 in cash or stock, at EMX’s election, following the completion of a positive feasibility study on the property. In January, 2009, Newmont selected Grand Bois to be included as a “Designated Project” under the NEM-EMX Strategic Alliance Agreement. Under the agreement, Newmont and EMX will conduct a regional gold exploration program with EMX as the operator. Newmont will contribute technical support and advice and EMX will provide staffing and logistical support. During the first year, Newmont and EMX will contribute US$750,000 and US$250,000, respectively, in regional exploration funding. Newmont will provide 65% of future regional exploration funding with EMX providing 35%. See “Mineral Properties – Haiti”.

Fiscal 2010

In October 2009, the Company agreed to acquire Bronco Creek Exploration for its portfolio of gold and copper properties in Nevada, Wyoming and Arizona. When the acquisition was completed on January 29, 2010, the Company issued 2,127,790 Common Shares and 1,063,895 non-transferable warrants for 100% of BCE’s outstanding shares. . Each warrant entitles a former BCE shareholder to purchase one additional EMX share for $2.00 until January 29, 2012. See “Mineral Properties – North America”.

On March 12, 2010, International Finance Corporation (“IFC”), a corporation headquartered in Washington, D.C. and established by the member countries of the World Bank Group, invested US$5 million by the purchase of 2,559,510 Common Shares and 1,919,633 share purchase warrants. Each warrant entitles IFC to purchase a further Common Share for $2.88 until the earlier of (a) three years from the date on which the drilling commences on the Company’s Treuil-La Mine property in Haiti, or (b) February 19, 2015.

Fiscal 2011

The Company appointed Dr. M. Stephen Enders to the position of Executive Chairman on May 7, 2010.

On June 4, 2010, Eurasian completed the first tranche of a $5.28 million private placement financing by issuing 2 million Common Shares at $2.20 per share to Newmont for proceeds of $4.4 million. On June 9, 2010, the Company closed the second and final tranche of the financing by issuing 400,000 Common Shares at $2.20 per share to IFC for proceeds of $880,000.

On August 3, 2010, Dr. Eric Jensen was promoted from Chief Geologist to Global Generative Exploration Team Leader.

The Company entered into an option and joint venture agreement on July 13, 2010 with Rodinia Resources Pty. Ltd., a private Australian company, to acquire the Koonenberry gold property in Australia, subject to a 2% NSR royalty in favour of Rodinia. Under the agreement, EMX made a cash payment of A$50,000 and an advanced minimum royalty payment of A$70,000 which was satisfied by the issuance of 28,283 Common Shares. To exercise its option, the Company must, over a period of five years, make a series of additional advanced royalty payments totalling A$2,020,000 (half in cash and half in Common Shares), and incur exploration expenditures of A$5,000,000. If a bankable feasibility study on the property is issued, EMX may acquire 1.5% of the NSR royalty for A$8,000,000 less all advanced minimum royalty payments previously paid. See “Mineral Properties – Australia and Asia Pacific”.

Eurasian announced on September 3, 2010 that it intended to pay discretionary bonuses through the issuance of 480,000 Common Shares in aggregate to two officers and a director of the Company over the next two years. The purpose of the bonuses was to reward these individuals for the Company’s successes to date and to provide them with a long term incentive to remain with the Company. Following shareholder approval, the first tranche of Common Shares was issued on September 27, 2010.

On August 11, 2010, the Company purchased a Swedish subsidiary of Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX), an international mining company based in Phoenix, Arizona, the main assets of which were 1% NSR royalties over two advanced copper projects (the Viscaria and Adak Projects) in northern Sweden, two exploration permits in Sweden and a comprehensive exploration database on Sweden. The purchase was completed on August 12, 2010. The purchase price was US$150,000 and 160,000 Common Shares. See “Mineral Properties – Sweden”.

In September 2010, the Company appointed Mr. Paul Zink as President of Eurasian Capital, the Company’s royalty and merchant banking division.

In November, 2010, Eurasian completed a private placement financing raising $17.5 million from the sale of 7 million units at $2.50 each of this placement. Newmont purchased 1 million units for $2.5 million and IFC purchased 800,000 units for $2 million. Each Unit consisted of one Common Share and one transferable share purchase warrant. Each warrant is exercisable over a five year period expiring in November 2015 to purchase one Common Share at a purchase price of $3.50 during the first year (expired), $4.00 during the second year, $4.50 during the third year, $5.00 during the fourth year and $5.50 during fifth year. If the volume weighted average price of the Common Shares on the Exchange is at least 30% above the current exercise price of the warrants for a period of 30 consecutive trading days, the Company may give notice that the warrants must be exercised within 15 trading days or they will be cancelled. In connection with some of the subscriptions, the Company paid finder’s fees in respect of subscriptions introduced by various finders of $1,321,747 (5%) and issued 513,300 finder warrants (5%), with each finder warrant being exercisable until November 2012 to acquire one Common Share for $2.65.

In February 2011, Eurasian entered into a Strategic Alliance and Earn-in Agreement with Antofagasta Minerals S.A.(“Antofagasta”), a publicly traded (LSE: ANTO) copper mining company headquartered in Chile. This agreement focuses primarily on copper exploration in Sweden and includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions) an agreement to designate Eurasian’s Kiruna South copper property as a Designated Project and granting Antofagasta the right to earn up to a 70% interest therein and a $5,005,000 private placement in Eurasian. See “Mineral Properties – Sweden”. On March 1, 2011 Antofagasta purchased 1,540,000 units from the Company at a price of $3.25 per unit. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each full warrant entitles Antofagasta to purchase one additional Common Share for $4.00 until March 1, 2013.

In March 2011, Eurasian issued an additional 3.96 million units under the private placement for gross proceeds of $12,870,000. In connection with some of the subscriptions, Eurasian paid finders’ fees of $464,978 (5%) and issued 286,140 finder warrants (5%), each finder warrant being exercisable to acquire one Common Share for $3.50 until March 2013.

On March 18, 2011, Mr. Brian K. Levet was appointed to the Board of Directors.

Subsequent Fiscal Periods

On April 7, 2011, a Regional Acquisition Agreement between Bronco Creek and Vale S.A. a publicly traded (NYSE: VALE and São Paulo, New York, Hong Kong, Paris and Madrid stock exchanges), which focuses on identifying and developing copper projects in the western United States, was reached. See “Mineral Properties – North America”.

In July 2011, the Company announced that it intended to pay discretionary bonuses through the issuance of an aggregate of 300,000 Common Shares to five officers and one director under its Incentive Stock Grant Program approved by disinterested shareholders at the Company’s annual general meeting held on August 24, 2010. The Common Shares would be issued in three tranches over a two year period. The Company also announced that it intends to issue an aggregate of 157,500 Common Shares as a bonus to 15 employees and consultants. The Common Shares will be issued in three tranches over a two year period. The first tranche of Common Share were issued on October 14, 2011.

Significant Acquisitions

The Company did not complete any significant acquisitions in the past financial year for which it was required to file a Business Acquisition Report.

DESCRIPTION OF THE BUSINESS

Overview

Eurasian is engaged in the acquisition and exploration of precious and base metals properties. All of its properties are in the exploration stage and it does not have any properties on which mining is carried out.

Specialized Skill and Knowledge

All aspects of Eurasian business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, finance, accounting and law.

Competitive Conditions

Competition in the mineral exploration industry is intense. Eurasian competes with other companies, many of which have greater financial resources and technical facilities, for the acquisition and exploration of mineral interests, as well as for the recruitment and retention of qualified employees and consultants.

Raw Materials (Components)

Other than water and electrical or mechanical power – all of which are readily available on or near its properties – Eurasian does not require any raw materials with which to carry out its business.

Intangible Property

Eurasian does not have any need for nor does it use any brand names, circulation lists, patents, copyrights, trademarks, franchises, licenses, software (other than commercially available software), subscription lists or other intellectual property in its business.

Business Cycle & Seasonality

Eurasian’s business is not cyclical or seasonal.

Economic Dependence

Eurasian’s business is not substantially dependent on any contract such as a contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or licence or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Renegotiation or Termination of Contracts

It is not expected that Eurasian’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

All phases of Eurasian’s exploration are subject to environmental regulation in the various jurisdictions in which it operates.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. While manageable, Eurasian expects this evolution (which affects most mineral exploration companies) might result in increased costs.

Human Resources

At March 31, 2011, Eurasian had 81 employees and consultants working at various locations throughout the world. As at the date of this AIF, Eurasian had 83 employees and consultants.

Foreign Operations

The majority of Eurasian’s properties are located outside of North America and many are located in areas traditionally considered to be risky from a political or economic perspective.

Bankruptcy Reorganizations

There has not been any voluntary or involuntary bankruptcy, receivership or similar proceedings against Eurasian within the three most recently completed financial years or the current financial year.

Material Reorganizations

There has not been any material reorganization of Eurasian within the three most recently completed financial years or the current financial year.

Social or Environmental Policies

Eurasian has implemented various social policies that are fundamental to its operations, such as policies regarding its relationship with the communities where the Company operates.

Eurasian is committed to the implementation of a comprehensive Health, Safety, Environment, Labor and Community Policy and a pro-active Stakeholder Engagement Strategy (the “Policies”). These Policies will be reviewed and updated on an annual or “as needed” basis. EMX ensures these Policies are made known to all its managers, staff, contractors and partners, and that the requirements contained therein are adequately planned, resourced implemented and monitored wherever EMX is actively managing the project and where EMX has obtained a formal commitment from its joint venture partners to adopt the same Policies.

1.      Environmental Policy

The Company believes that good environmental management at every project it manages, whether in the exploration phase, feasibility stage, project construction or mine site operation, requires proactive health and safety procedures, transparent interaction with local communities and implementation of prudent expenditures and business performance standards that constitutes the foundation for successful exploration and subsequent development if the results warrant it.

Eurasian will develop and implement appropriate standard operating procedures for different stages of its ground technical surveys, prospecting and evaluation and development work which procedures will be designed to meet all applicable environmental requirements and best environmental practices in the mineral exploration industry.

2.      Community Relations, Communication and Notification Policy

Proactive interaction with the stakeholders that the Company’s exploration and development programs may impact on is considered an important part of the long-term investment that the Company is planning in worldwide exploration programs but particularly in Haiti and Turkey.

Eurasian recognizes that from the inception of exploration activities or a new field work program, and as the exploration project progresses towards development, it will be important to:

  communicate and proactively engage with all local communities and other stakeholders that may be affected by its exploration programs;

  inform and obtain a consensus with the full range of stakeholders that may be impacted upon by exploration, evaluation and development; and

  identify any vulnerable or marginalized groups within the affected communities (e.g. women, elders or handicapped) and ensure they are also reached by above information disclosure and consultation activities.

In these respects, Eurasian will work actively and transparently with governmental authorities, other elected parties, non-governmental organizations, and the communities themselves to ensure that the communities are aware of the activities of the Company, and that the impact and benefits of such activities are a benefit to the communities.

When detailed or advanced exploration activities, including drilling, evaluation and other such programs, are implemented, the Company will endeavor to identify how the impacts of such work on communities can best be managed, and how benefits can best be provided to communities through its activities. This will be undertaken in consultation with the affected communities.

3.      Labor, Health and Safety Policy

The health and safety of its employees, contractors, affected communities and any other role players that may participate and be affected by the activities of EMX are crucial to the long term success of the Company.

The Company will establish and maintain a constructive work-management relationship, promote the fair treatment, non-discrimination, and equal opportunity of workers in accordance with IFC’s Performance Standards 2, Labor and Working Conditions.

Every effort will be made through training, regular reviews and briefings, and other procedures to ensure that best practice labor, health and safety and good international industry practices are implemented and maintained by Eurasian including prompt and in-depth accident and incident investigation and the implementation of the conclusions thereof. The Company will take measures to prevent any child labor and/ or forced labor.

The Company’s aim is at all times to achieve zero lost-time injuries and fatalities.

4.      Development Stage Environmental and Social Management Policy

Eurasian will communicate and consult with local communities and stakeholders with a view to fostering mutual understanding and shared benefits through the promotion and maintenance of open and constructive dialogue and working relationships.

Risk Factors

Investment in the Common Shares involves a significant degree of risk and should be considered speculative due to the nature of Eurasian’s business and the present stage of its development. Prospective investors should carefully review the following factors together with other information contained in this AIF before making an investment decision.

Mineral Property Exploration Risks

The business of mineral exploration involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing, retaining competent personnel to plan and carry out exploration and analyze the results from that exploration and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, no source of operating cash flow (other than interest on its cash deposits) and no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Foreign Country and Political Risks

The Company operates in countries that currently have varied political and economic environments. As such, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in United States dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the United States dollar could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licences and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in Eurasian’s securities other than possible capital gains.

MINERAL PROPERTIES

Turkey

EMX continued to advance its property and royalty portfolio in Turkey, with the Akarca drill program providing one of the exploration highlights this past year. EMX has seven exploration and five exploitation licenses covering over 24,000 hectares that are located in the Western Anatolia and the Eastern Pontides mineral belts. The properties include bulk tonnage gold, high-grade gold-silver vein, bedded copper-silver, and porphyry copper targets. EMX has two joint ventures in Turkey, including the Akarca Property JV with Centerra Gold Inc. (“Centerra”; TSX:CG) of Toronto, Ontario, and the Sisorta JV with Chesser Resources Limited (“Chesser”; ASX:CHZ) of Norwood, Australia. EMX also maintains royalty interests from the Balya and Aktutan properties. Significant drill programs were conducted during the past year at the Akarca JV project and the Balya royalty property, both of which were funded by partner companies. Meanwhile, EMX continued evaluating other projects in the property portfolio, while assessing new exploration opportunities.

Akarca Property

The Akarca Property is located in north-western Turkey and is wholly-owned by Eurasian.

Pursuant to an agreement dated December 23, 2008, Eurasian has granted Centerra an option to earn a 70% interest in the property by funding exploration on the property totalling US$ 10,000,000, of which US$ 5,000,000 must be funded by December 23, 2012 (whereupon Centerra will have earned a 50% interest) and the balance of US$ 5,000,000 within two years of earning its initial 50% interest (whereupon Centerra will have earned a 70% interest). Eurasian is currently the manager of all exploration carried out on the property, but Centerra may assume, at any time, such management duties on 60 days notice to Eurasian.

The following is the summary from a technical report dated November 1, 2011 (“the Akarca Report”) prepared by John E. Dreier (Ph.D., AIPG CPG, of Exploration, Development, and Mining Inc.) and Mesut Soylu (Ph.D., AIPG CPG, the Country Manager, Turkey, of Eurasian). The Akarca Report may be found in the Company’s filings at www.sedar.com, and sections 4.0, 5.0, 6.0, 7.0, 9.0, 10.0, 11.0, 14.0, and 26.0 of the Akarca Report are specifically incorporated by reference herein.

“This report was prepared in compliance with Standards of Disclosure for Mineral Projects (“NI 43-101”) on behalf of Eurasian Minerals Inc. (“Eurasian” or “EMX”) for the Akarca gold-silver property, located in Bursa province, Turkey. The purpose of the report is to provide a technical assessment of exploration results dating from EMX’s initial discovery of mineralization at Akarca, through completion of the 2011 drill program, and to propose future work programs to advance this property of merit. Gold-silver mineralization was discovered by Eurasian in 2006, and exploration licenses granted on open ground that had undergone very limited, pre-modern, mining-related activity. The Akarca property is covered by one exploitation license (#20064048) and a second license (#200610847) that is currently in the process of being converted from exploration to exploitation status. These two licenses cover a combined area of 3901.31 hectares.

Since December 23, 2008 the property has been under option to a wholly owned subsidiary of Centerra Gold Inc. (“Centerra”). The licenses are held in AES Madencilik Ltd. Sti. (“AES” or the “AES JV”), a company incorporated under the laws of Turkey for the purposes of the option and subsequent joint venture and jointly owned by Centerra and Eurasian. Centerra has exclusive rights to maintain a 50% shareholding interest in AES and the Akarca property, by funding $5 million in Phase One exploration expenditures over 4 years (current expenditures total approximately US $4.4 million), and paying EMX US $1 million within 30 days of the initial earn-in. Centerra can increase its interest to 70% by funding a further US $5 million of exploration within two years of earning its initial 50% shareholding interest in AES.

At the request of Mr. David M. Cole, CEO, President and Director of Eurasian Minerals Inc., John E. Dreier, CPG, (the independent “author” responsible for the contents of the current report), was commissioned in July, 2011 to update EMX’s previous NI 43-101 report for the Akarca project. The initial technical report, with an effective date of October 1, 2008, was authored by Dr. Mesut Soylu, CPG, EMX’s Business Unit Manager for Turkey (the non-independent “co-author” of the current report). This current report substantially updates the earlier technical report with three years of further exploration work on the property.

There have been no previous licenses granted on the property, and there are no other agreements, back-in rights or other encumbrances that the property is subject to. Initially Eurasian, and since 2008 the AES JV, have kept the Akarca licenses in good standing according to the requirements of Turkish mining law. Access, infrastructure and available workforce are adequate to support the development of a mineral deposit at Akarca.

Akarca occurs in the Western Pontides tectonic belt of western Anatolia, where deformation and magmatism occurred from the Cretaceous to the Neogene. Late Miocene extension created numerous fault-bounded basins, including the sedimentary basin that hosts the Akarca deposit. The geology at Akarca is dominated by Neogene-aged basin-fill sedimentary units, with local intercalations of tuffaceous rocks, that unconformably overlie Paleozoic schists and re-crystallized limestones. These rock sequences are cut by multiple zones of structurally controlled, low sulfidation epithermal (“LSE”) veining, silicification, and associated gold-silver mineralization.

The Akarca property covers six primary mineralized zones within a district-scale area of 6 by 1.5 kilometers. EMX and the AES JV have conducted surface sampling, geologic mapping, geophysical surveys, and drill campaigns that have characterized the target areas with: a) 2,293 soil samples, b) 2,500 rocks samples of various types (i.e., channel, grab, float, etc.), c) four induced polarization (“IP”) surveys, d) 61 core holes totalling over 7,600 meters, and e) 11 reverse circulation (“RC”) holes totalling approximately 1,400 meters. The property geology, for the most part, is concealed beneath a thin veneer of soil and vegetation, with exposures principally occurring as discontinuous outcrops of veins and silicified zones, or in drainages or road cuts. As a result, the soil geochemistry and IP-resistivity surveys have been instrumental in broadly outlining areas of gold-silver mineralization and buried vein targets. Within the target areas, outcrop mapping, rock sampling, and drilling have delineated the LSE vein systems and structurally controlled corridors of silicification along strike and down dip.

The known mineralized zones are oriented northeast-southwest and northwest-southeast, reflecting extension and horst and graben creation of the sedimentary basins hosting the mineralization. The vein systems range from approximately 100 to over 400 meters in length on the surface. The vein widths typically vary from 0.5 to 15 meters, and locally are in excess of 75 meters as constituted by brecciated and silicified zones in addition to the quartz veins. Gold and silver are hosted as both structurally focused vein-style, as well as lithologically controlled disseminated-style mineralization. The quartz veins tend to host the higher grade mineralization, while the silicified halos in the wall-rocks host lower grade disseminated mineralization. Gold and silver grades in the mineralized zones range from greater than 0.2 ppm Au and geochemically anomalous Ag to over 10 ppm Ag, with locally higher grades of greater than 10 ppm Au and/or greater than 100 ppm Ag. The vein targets have only been tested to shallow depths of 30 to 110 meters below the surface. The mineralized zones are to a large extent oxidized to a relatively consistent 80 to 100 meters below the surface. A summary of exploration results for the six principal target areas is given below:

•

The Kucukhugla Tepe zone, located in the south of the Central Target area, is defined as a northwest trending 100 meter wide corridor of oxide gold-silver mineralization occurring in two sub-parallel systems of veining and stockworking. Over 78% of 627 rock samples assayed greater than 0.2 ppm gold, and more than 32% exceeded 10 ppm silver. There are multiple high-grade surface samples greater than 10.0 ppm gold (n=34), and 100 ppm silver (n=43). Significant mineralization was intersected in 16 out of 20 holes along 600 meters of strike length, including an intercept of 63.7 meters (51-54m true width) averaging 1.54 ppm gold and 14.53 ppm silver.

•

The Hugla Tepe zone occurs in the middle of the Central Target area, and is outlined as a 650 by 350 meter gold-in-soil anomaly (i.e., > 0.1 ppm Au) with IP-resistivity targets. The northeast trending vein zone can be followed at the surface for about 400 meters and is up to 7 to 8 meters thick. Hugla Tepe is relatively low grade, with a median grade of 0.29 ppm gold from 267 rock samples. Significant mineralization was intersected in 20 out of 21 holes along 650 meters of strike length, delineating oxide gold-silver mineralization to depths of approximately 80-100 meters.

•

The Fula Tepe zone, located at the north end of the Central Target area, consists of a 900 by 200 meter northeast trending corridor of anomalous gold- and silver-in-soil geochemistry, veining, wall-rock silicification, and IP-resistivity anomalies. The median grades from 195 rock samples are relatively high at 1.14 ppm gold and 13 ppm silver, with high-grade maximums of 31 ppm gold and 322 ppm silver. Drilling has delineated 350 by 140 meters of the zone, including an intercept of 15.4 meters (10m true width) averaging 1.96 ppm gold and 15.95 ppm silver.

•

Sarikaya Tepe, located west of the Central Target area, is a 500 by 75 meter zone of surface exposed quartz veining and silicification coincident with a steep north-northwest trending topographic high. Three core holes delineated approximately 200 meters of strike length, and include a near surface intercept of 14.2 meters averaging 4.61 ppm gold, and a deeper zone with an intercept of 67.9 meters averaging 1.35 ppm gold and 16.08 ppm silver. In addition to the thicker intercepts of gold-silver mineralization, there are also higher grade sub-intervals such as 11.4 meters averaging 4.90 g/t gold and 45.75 g/t silver and 5.8 meters averaging 10.00 g/t gold and 4.16 g/t silver.

•

Arap Tepe is a three by two kilometer, northwest trending corridor of multiple, sub-parallel zones of oxide gold-silver mineralization, quartz veining, and IP-resistivity anomalies located approximately three kilometers east of the Central Target area. The veins range from 35 to 205 meters in strike length, and from 1 to 16 meters in width. The Arap Tepe vein zones host high-grade surface samples, including Zone A with rock chip sample results of 19.55 ppm gold, and Zone B with channel sample results including 54.8 ppm gold and 24.7 ppm silver over 0.7 meters. Another noteworthy characteristic of the Arap Tepe target area is the presence of nine IP-resistivity anomalies representing over 3000 meters of untested vein zone targets beneath cover. Drill results include 11 out of 13 holes with significant intercepts, including 55.4 meters averaging 3.10 ppm gold from Zone A, which has 250 meters of drilled strike length.

•

The Percem Tepe prospect, located north of Arap Tepe, is an 800 meter long northwest trend of oxide gold-silver mineralization, silicification and quartz veining, as well as concealed targets identified by IP-resistivity anomalies. Drill confirmation consisted of four holes that intersected two zones (i.e., Zones B and C) located approximately 650 meters from each other, including an intercept of 102.2 meters (66 – 86m true width) averaging 0.57 ppm gold and 5.50 ppm silver.

Eurasian and the AES JV have adhered to Best Practice guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) for the surface exploration and drilling programs. The surface and drill samples taken are representative of the altered and gold-silver mineralized material. Independent data verification by the independent author (Dreier) included sampling during the Akarca core review, field checks of drill collars, field checks of geologic mapping, and drill database assay verification in the office. Review of EMX’s assay quality assurance (“QA”) results for drill and surface samples confirmed that all quality control (“QC”) tests were passed for standard, blank, and duplicate samples. The independent data verification work confirmed that the EMX and the AES JV exploration results are representative and reproducible.

Exploration results from the EMX and AES JV programs have established Akarca as a property of merit, with zones of higher grade vein and lower grade bulk tonnage gold-silver mineralization that have district-scale exploration potential. Overall, Akarca has only been tested to relatively shallow depths, especially when considering the evidence for a shallow depth of erosion, and the vertical ranges typical for the low sulfidation styles of vein mineralization. Basement-hosted structures present excellent exploration targets at depth for follow-up. All of the vein zones drill tested to date remain open down dip as well as along strike. There are also a significant number of IP-resistivity targets that remain untested that provide further upside exploration potential on the property. There are no significant risks that affect the reliability or confidence in the exploration information used as a basis for this report.

A 12 month exploration program is recommended that totals approximately US $4.5 million, and includes a) 10,000 meters of core drilling, b) trenching and channel sampling programs to extend the gold-silver zones along strike and identify parallel zones at surface, c) extension and in-fill of the soils grids, d) additional geologic mapping to complete a 1:10,000 scale compilation for the entire property, e) additional IP surveys and a gravity survey, f) early-stage metallurgical testing, and g) initiation of an environmental impact assessment (“EIA”) study. The surface sampling, geologic mapping, and geophysical surveys will further define the mineralized zones at surface, and may result in the identification and discovery of new target zones. The recommended drilling will support a) definition of the mineralized zones along strike and down-dip, b) exploration for basement-hosted gold-silver mineralization, and c) testing concealed targets identified by IP-resistivity. As the Akarca property advances toward resource definition, it is important to establish the metallurgical properties of the mineralized material with a modest program that includes bottle roll and other tests. Finally, as a requirement to keep the licenses in good standing, it is critical to continue with ongoing environmental monitoring, and to initiate the required EIA study.”

As of the date of this AIF, the Akarca Report is current.

Sisorta Project

The Sisorta Project is located in north-eastern Turkey and is held by a joint venture consisting of Chesser (51%) and EMX (49%). Chesser is the manager of the joint venture.

The following is a portion of the summary from a technical report dated July 31, 2009 (“the Sisorta Report”) prepared by Andrew Vigar (BAppSc, FAusIMM, MSEG, of Mining Associates Pty. Ltd.), Simon Meldrum (B.Sc., MSEG, a Consulting Exploration Geologist), Gary Giroux (M. A.Sc., P.Eng., Mem APEG, of Giroux Consultants Ltd.), and Mesut Soylu (Ph.D., AIPG CPG, the Country Manager, Turkey, of Eurasian). The full Sisorta Report may be found in the Company’s filings at www.sedar.com, and sections 4.0, 5.0, 6.0, 7.0, 9.0, 10.0, 11.0, 12.0, 13.0, 17.0, and 20.0 of the Sisorta Report are specifically incorporated by reference herein.

“This report is a technical review of the geology, exploration and current mineral resource estimates for the Sisorta Project. The Sisorta property is located in the Eastern Pontides mineral belt, within the province of Sivas in north-eastern Turkey. The property consists of one Mineral Exploration License (“MEL”) over 2 separate areas (AR91997a and AR91997b), covering a combined 2,669.04 hectares. The license is held by EBX Madencilik Ltd. Sti., a Turkish corporation wholly owned by Eurasian Minerals, Inc. (“EMX”). Chesser Resources Limited (“Chesser”) entered into a farm-in agreement in October 2007 to earn an initial 51% interest in the Sisorta Project. At the request of Dr. Rick Valenta, Managing Director of Chesser and David M. Cole, CEO and President of EMX, Mining Associates Pty Ltd (“MA”) was commissioned in June 2009 to prepare an Independent Technical Report on the Sisorta Project to Canadian NI43-101 standards.

The Eastern Pontides mineral belt is a region with a long and productive mining history. The base metal vein deposits near Sisorta were discovered prior to modern records being kept, but the bulk of the small scale private mining that has taken place there dates back to the beginning of the twentieth century. Exact production figures are unknown, but the region is actively being explored and mined today at several locations.

Security, access, infrastructure and available workforce are all favorable for the development of a mineral resource at Sisorta due to previous activity by both the mining and logging industries. MTA, the Turkish government’s geologic research organization, initially discovered copper anomalies near Sisorta while conducting regional stream sediment sampling in the 1970s and 1980s. MTA claimed the area for mineral exploration and drilled 10 core holes between 1995 and 1998. EMX’s Turkish subsidiary, Eurasia Madencilik, under the direction of co-author M. Soylu, obtained the property from the Mining Bureau’s auction in 2004, and began an exploration effort from 2004 to 2006 that has included a broad range of exploration techniques including soil and rock sampling and 12 drill holes. EMX follow-up field work continued in 2007 including the drilling of an additional 6 holes, after which time Chesser initiated its farm-in requirements. The 2008 work funded by Chesser includes the 2008 drilling (40 exploration core holes and 3 metallurgical holes) and resource estimation programs.

The geology of the area is dominated by Cretaceous age basalt flows and pyroclastics overlain by porphyritic andesite to dacite tuffs and flows. This volcanic package is intruded by stocks of granodiorite composition. The regional scale structural trend in the Eastern Pontides is dominated by east-west oriented faults with locally complex folding. Locally, two sets of faults are prominent near Sisorta, and appear to be some of the main controls to mineralization there, one oriented northwest and the other northeast. Both structure sets are steeply dipping.

The Sisorta deposit as defined to date is localised within the environs of Evliya Tepe (Evliya Hill). The Sisorta gold deposit is an example of the high sulfidation epithermal (“HSE”) class of deposits, and exhibits typical features such as a vuggy silica lithocap underlain by advanced argillic style alteration. The lithocap represents the largely oxidized, gold enriched top to the system, and is underlain by less oxidized mineralization that is copper anomalous at depth. The deposit appears to be controlled primarily by intersecting northwest and northeast structures and Late Cretaceous andesite host rocks. Mineralization is coeval with the host and genetically related to caldera-associated hydrothermal activity.

Sample protocols, including sample methods, preparation, analysis and data verification have been conducted in accordance with NI43-101 requirements, with appropriate quality assurance/quality control procedures in place since the inception of EMX’s work in 2004.

Exploration work covered by this report consists of the 2004-2008 mapping, sampling, geophysical surveying, and drilling programs and associated work. The outcome of the field work has resulted in a resource estimate on the Sisorta deposit completed by G. H. Giroux, P.Eng., of Giroux Consultants Ltd in June 2009.

The resource database consisted of 72 diamond drill holes with a combined length of 10,039 metres and a combined 7,772 assays for gold, silver, arsenic, copper, molybdenum, lead and zinc (6631 EMX/Chesser and 1141 MTA).

A geologic three dimensional solid model was developed to constrain the resource estimate. A total of five domains were modelled: North Zone, Deep Zone, East Zone, West Zone and South Zone.

Within each domain uniform down hole composites were produced that honoured the domain boundaries. Composites 5 metres in length were calculated with short intervals at the domain boundaries combined with adjoining samples if less than 2.5 metres. As a result, the composites formed a uniform support of 5 +/- 2.5 metres.

Within the East and West domains pair-wise, relative semi-variograms were produced in the directions along strike, down dip and across dip. Nested spherical models were fit to each direction with a geometric anisotropy demonstrated. Within the waste between the modelled solids isotropic nested spherical models were fit to the data. For the remaining domains there was insufficient data to develop semi-variograms so the overall orientation of the envelope was used.

A total of 1,618 specific gravity determinations from core samples resulted in bulk density measurements for the oxide, transition and sulphide zones, averaging 2.38, 2.55 and 2.71 tonnes per cubic metre, respectively.

A block model with blocks 10 x 10 x 10 metres in dimension was used over the domain solids. The proportion of each solid and the percentage below surface topography was recorded for each block. The geologic continuity has been established through surface mapping and core logging and led to the development of the mineral domains estimated.

For the Sisorta deposit the drill density is too sparse at this time to consider any of the resource measured. For the better drilled areas within the West and East zones, all blocks estimated in Pass 1 or 2 using up to 1/2 the semi-variogram range were classified as Indicated. The remaining blocks within the West and East zones and all resources within the sparsely drilled North, South and Deep zones were classified as Inferred.

The results are tabulated as a series of Grade-Tonnage Tables showing all resources combined and then broken down into each Domain. At this time no economic analysis has been completed and as a result, the economic cut-off has yet to be established. A value of 0.40 g/t Au (grams/tonne gold) has been selected as a possible open pit cut-off for this deposit. The following table lists the resource estimate by class and metallurgy.

Sisorta Resource Sorted by Class and Metallurgy.
Class	Metallurgy	Cut-off, Au grams/tonne	Tonnes	Au g/t	Ag g/t	Gold ounces	Silver ounces
Indicated	Oxide	0.4	2,280,000	0.94	3.5	69,000	254,000
Indicated	Mixed/Sulphide	0.4	890,000	0.76	4.2	22,000	120,000
Indicated	Total	0.4	3,170,000	0.89	3.7	91,000	374,000
Inferred	Oxide	0.4	7,750,000	0.62	1.2	154,000	289,000
Inferred	Mixed/Sulphide	0.4	3,630,000	0.49	2.6	58,000	300,000
Inferred	Total	0.4	11,380,000	0.58	1.6	212,000	589,000

Cyanide leach tests (bottle rolls) have indicated recovery rates between 92% for oxide material and 14% to 46% for sulphide material suggesting the oxide portion of the deposit will be amenable to heap leach treatment.

The Sisorta gold deposit is considered to be an excellent exploration target with much of the structurally and lithologically favourable ground yet to be tested. Overall, the drilling to date has intersected gold mineralization over minable thicknesses in a majority of holes drilled. The gold mineralized material is predominantly oxidized and recovers well. The resources currently outlined are favourably situated on top of Evliya Tepe with minimal overburden, and would be amenable to open pitting with a low strip ratio. An expanded drilling program is recommended to extend beyond the existing mineralized zones, and to follow up new targets outside the immediate resource area in order to determine the true extent of the property’s mineralization.

MA investigated the interpretation and estimation techniques of the resource estimate. Globally, Giroux’s resource estimates are reasonable for this broad level of study, accepting that the mineralization model (HSE) is suited to bulk low grade mining. MA believes that surface mining in the area may be viable. Further drilling will be required in order to upgrade the current resource classifications prior to conversion to reserves. MA also believes that recent and historical exploration has demonstrated that the mineralized systems within the tenement are prospective for the discovery of additional gold mineralization of a similar nature to that at the current Sisorta deposit.

The following recommendations have been made after this review of the technical data of the Sisorta Project:

  the collection and insertion of field duplicates should be conducted at the time of logging.

  drill hole locations and surveys should be validated in the field.

  the block modelling and estimation methods should be reviewed prior to more detailed studies being undertaken.

  the quick logs for all of the holes should be completed with a careful interpretation of the data section by section.

  additional drilling should be targeted beyond the limits of the current drill pattern to have a significant impact (increase) on resource tonnage.”

Subsequent to the Sisorta Report, the joint venture’s exploration work consisted of six core holes totaling approximately 950 metres, spectrographic alteration mapping, geologic mapping, and maintenance of the permits and licenses to keep the property in good standing. The joint venture is considering Sisorta’s (i) near-surface, oxide gold, bulk mining potential, (ii) deeper porphyry copper exploration potential beneath the gold mineralization, and (iii) various business opportunities for the property, including a sale to a third party.

Golcuk Property

The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of north-eastern Turkey. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in Eocene volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Previous exploration and drilling conducted in the 1970s by Etibank (Turkish State mining company), and subsequently by RTZ Corporation, focused on a 250 by 200 meter central mineralized zone characterized by historic Roman-era pits and slag piles, and copper oxide stained outcrops. EMX leased the Golcuk property to Turmenka Madencilik Sanayi ve Ticaret A.S. (“Turmenka”), in 2007, and Turmenka conducted a 13 hole, 1,863 meter core program to follow-up on the Etibank results. Eight of the holes drilled by Turmenka intersected mineralization greater than 1% copper and 11 g/t silver, including an intercept in hole TGSJ-18 of 13.5 meters averaging 2.57% copper and 41.9 g/t silver.

The property reverted to EMX’s ownership in 2008. EMX’s review of the Turmenka core in 2010 identified previously unrecognized and un-assayed mineralized intervals that either delineated new copper-silver horizons, or expanded zones already known. EMX submitted these new intervals for assay analysis, with updated results that include 31.5 meters of 1.22% copper and 15.1 g/t silver in hole TGSJ-8.

As a broader component of the re-assessment of Golcuk’s exploration potential, EMX completed a soil sampling survey covering an area of approximately 4.5 by 2.0 kilometers. A total of 2,856 samples were analyzed for copper with a handheld X-Ray fluorescence device. This rapid field-based assessment extended the size of the central target area a further 300 meters up-slope, and also identified three additional target areas of anomalous copper geochemistry (i.e., greater than 100 ppm Cu) for follow-up.

In addition to the basalt-andesite hosted targets outlined above, there is a 1,900 by 650 meter open-ended copper anomaly to the southeast hosted by agglomerates and sedimentary units.

EMX is in discussions with a number of parties interested in Golcuk as a joint venture or acquisition opportunity.

Balya Royalty

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds a 4% net smelter returns royalty at Balya, which was sold to property owner and operator, Dedeman Madencilik San ve Tic. A.S. (“Dedeman”), in 2006.

Since acquiring the property, Dedeman has drilled over 100 core holes totalling more than 22,000 meters. The 2011 drill program focused on further extending and in-filling the Hastanetepe zone, which is a shallowly dipping, 300 by 300 meter zone that occurs from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization hosted in limestones and dacites. Recent results include an intercept of 11.1 meters averaging 7.82% lead, 5.92% zinc, and 419.74 g/t silver from hole DB-53A. The Hastanetepe zone remains open for extension along strike, down dip and to depth.

Dedeman is internally reviewing the Balya property’s potential as a small-scale (i.e., on the order of 500 tonnes per day) underground mining operation. As a key step in advancing the project from exploration to production, Dedeman has submitted an application to convert the Balya exploration license to an exploitation license.

Haiti

The programs in Haiti continued to mark significant milestones for the Company. EMX and joint venture partner Newmont Ventures Limited (“NEM” or “Newmont”) are exploring a land position along 130 kilometers of strike length covering most of Haiti's Massif du Nord mineral belt. This emerging new belt of gold and copper mineralization includes properties with historic resources as well as multiple early-stage gold and copper discoveries. A noteworthy accomplishment has been the re-initiation of the JVs exploration programs after the devastating earthquake that struck Haiti in January, 2010. EMX and Newmont initially dedicated all in-country resources and staff to assisting the post-earthquake relief efforts. Following the recovery, the JV directed its energies to resuming exploration operations and thereby contributing to Haiti’s economic advancement and development.

A major EMX goal was achieved when Newmont elected all of the remaining exploration properties governed by the Strategic Venture Agreement as Designated Projects in January, 2011. All of EMX's exploration properties are now covered as Designated Projects that include La Miel, La Mine, Grand Bois, Northwest Haiti, Northeast Haiti and North Central Haiti. These Designated Projects contain multiple gold, copper, copper-gold and gold-silver occurrences, prospects, and deposits. Exploration of this portfolio is now solely funded and managed by Newmont as a condition of their Designated Project earn-in requirements. In the spirit of EMX’s partnership business model, this development provides EMX with continued upside exposure to discovery in Haiti, while requiring minimal inputs of capital.

An over-arching focus of the exploration programs has been an intense and systematic evaluation of the JV’s extensive property portfolio across northern Haiti. Multiple field teams have been deployed since early 2011 to conduct geological mapping and geochemical sampling programs. This work has identified a number of new priority targets for follow-up. In addition, the JV has consolidated its land position in Haiti through the acquisition of new permits in prospective areas, as well as by relinquishing ground with low exploration potential.

Northwest Haiti Designated Project (including Vert de Gris prospect)

EMX made a new discovery at the Vert de Gris prospect in northwestern Haiti in July, 2010. Porphyry-style alteration and copper mineralization occurs in outcrops throughout the Vert de Gris area, and soil sampling delineated a 1.0 by 1.5 kilometer copper-in-soil anomaly of greater than 0.1% copper. The dimensions and tenor of the Vert de Gris anomaly compare favorably with copper-in-soil footprints of porphyry copper deposits from around the world, many of which have subsequently been put into production. Rock samples from the area returned up to 7.52% copper and 3.73 g/t gold, and mapped geology and alteration show clear evidence of a laterally extensive porphyry copper-type system. Of special note is a central zone of breccia, measuring approximately 200 by 300 meters, that hosts abundant evidence of copper oxide mineralization as green, copper-stained outcroppings in streambed and hill slope exposures. Moreover, both chalcopyrite and bornite-rich copper sulfide mineralization has been observed in addition to the oxide mineralization. The JV has put substantial effort into building a field camp to support systematic evaluation of the project, which so far includes detailed 1:5000 scale geologic and alteration mapping, airborne and ground geophysical surveys, and detailed geochemical sampling programs.

Regional bulk leach extractable gold (“BLEG”) stream sediment sampling elsewhere within the Northwest Designated Project area has yielded multiple gold, copper and molybdenum anomalies that are undergoing field follow-up and evaluation by the JV.

Grand Bois Designated Project

The Newmont-EMX JV drilling at Grand Bois has been designed to test the near-surface, oxide gold zone, as well as the property’s copper exploration potential at depth. The JV's 2009-2010 diamond drilling within the deposit's historic resource area averaged 2.35 g/t gold over 27 meters. Further, the drilling in and around the historic resource area consistently identified copper mineralization beneath the gold zone, as did two reconnaissance holes drilled 800 meters to the northwest in the area of the Riviere Brunette copper prospect. A northwest trending, 650 by 250 meter geophysical anomaly (IP-chargeability) is coincident with the historic resource area, and remains open laterally and at depth. Similar, untested IP anomalies also occur in the Riviere Brunette area. Recent work at Grand Bois suggests that the oxide gold mineralization may be spatially related to a porphyry copper-gold system. A drill program to test this concept was completed in late 2011, with assay results pending.

The JV’s results at Grand Bois and surrounding target areas indicate the project’s potential to develop a bulk mineable gold resource, as well as upside copper exploration potential.

La Mine Designated Project

Earlier work by EMX resulted in the discovery of three high-grade copper-silver-gold prospects within the La Mine Designated Project’s Treuil license area in western Haiti, named Champagne, Chardonnay, and Bordeaux. These three prospects outline an 18 square kilometer district-scale exploration target with consistent rock sample copper grades of over 1%, and associated gold grades increasing towards the south and east. A number of drill-ready targets have been identified.

The Savanne Longue and Terre Neuve licenses are located southwest of the Treuil license. The region hosts multiple copper-gold prospects within a 14 kilometer, northwest trending corridor of skarn-related alteration and mineralization. Geological mapping and geochemical sampling programs are underway.

La Miel Designated Project

EMX previously outlined strong epithermal alteration and anomalous gold-silver-copper mineralization at the La Miel Designated Project’s Savane La Place prospect, including trench results of 243 meters averaging 1.71 g/t gold. Over 950 meters of trenching and mapping at the La Croix area (Grande Savanne) defined an alteration zone of 2000 by 700 meters, including a smaller 400 by 500 meter area of silica-clay alteration with barite and iron oxides that correlates with gold mineralization.

Northeast and North Central Haiti Designated Projects

The North Central and Northeast Designated Projects were initially assessed though reconnaissance BLEG stream sediment sampling programs. This work resulted in the delineation of one of the largest gold BLEG anomalies found to date in Haiti, and outlines an area of over 20 square kilometers. Field follow-up consisting of geological mapping and geochemical sampling have identified a number of targets within the region.

Government Negotiations and Mining Convention

Negotiations continue with the government of Haiti on the terms for a Mining Convention. When finalized, the Mining Convention will allow the JV to evaluate priority targets with drilling, and ultimately develop projects all the way through the mining exploitation and final closure stages. Drill-ready projects in the portfolio include the Vert de Gris porphyry copper prospect, multiple high-grade copper-silver-gold prospects at the La Mine Designated Project, and the Savane La Place epithermal gold prospect at the La Miel Designated Project.

Australia and Asia-Pacific

EMX’s Australia and Asia-Pacific business unit’s first acquisition was the Koonenberry gold project, a new district-scale exploration opportunity located in New South Wales, Australia. Koonenberry is an important addition to the EMX portfolio given its excellent exploration potential in a highly prospective, and also highly competitive, region of the world. A number of additional exploration opportunities have been identified throughout the Australia-Asia-Pacific arena, and evaluations, license applications, and negotiations are currently underway for several properties.

Koonenberry Property

The Koonenberry property has been consolidated as 14 contiguous exploration licenses covering over 2,360 square kilometres, acquired either directly by EMX staking, or through agreements with other parties. Koonenberry's potential to host a district-scale discovery is underscored by a substantial quantity of gold nuggets recovered across the area by local prospectors. Much of the recovered gold on the property occurs as multi-gram to multi-ounce specimens, some with attached angular "reef" quartz, suggesting a nearby primary source. These gold occurrences, and other prospective geochemical and structural targets, are covered by EMX's extensive land position along 100 kilometers of the Koonenberry belt's strike length.

There are no records of previous hard rock gold mining in the area, and EMX's exploration objective at Koonenberry has been to identify the bedrock source(s) of gold nuggets found on the property. EMX’s first rockchip samples from mineralized bedrock returned 8.71 g/t gold from a metasedimentary unit with visible native gold, 4.07 g/t gold from quartz-sulfide veining associated with a mafic intrusive, and 1.13 g/t gold from a stockwork zone of quartz-sulfide veining exposed within an arroyo. However, the vast majority of the prospective terrain at Koonenberry remains unexplored.

As a result, EMX commenced a systematic property-wide evaluation in 2011 comprised of a high-resolution airborne magnetic and radiometric survey, and stream, soil, and rockchip geochemical sampling. Interpretation of the magnetic and radiometric data has provided enhanced definition of potential exploration targets, and most importantly outlined a regional scale antiformal structure coinciding with the principle occurrences of gold nuggets.

The results from the project-wide exploration assessment are being used to select priority follow-up targets for trenching and scout drill testing, while ongoing discussions continue with a number of potential JV partners.

North America

EMX continued to advance its property and royalty portfolio in North America during the last year through its wholly-owned subsidiary Bronco Creek Exploration (“BCE”).

EMX has 19 exploration properties covering 31,539 hectares that are located in Arizona, Nevada, and Wyoming. The properties include porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein targets. Drill programs have been conducted at the Yerington West, Mineral Hill, Middle Mountain, Red Hills, Cathedral Well, Silver Bell West, and Mesa Well projects, all of which were funded by partner companies. EMX continued with on-going evaluation of other projects in the property portfolio in addition to acquiring five new properties available for joint venture.

In April of 2011, the Company established a Regional Acquisition Agreement with Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. ("Vale"), that is focused on identifying and developing copper projects in the western United States. The Agreement includes a regional exploration portfolio generation program managed by EMX and 100% funded by Vale, with a minimum first year expenditure of US$350,000. The regional program can be renewed on an annual basis by mutual agreement of both parties. Vale has the first right of offer on all of BCE’s new projects generated within the states of Arizona, Nevada, Utah, Idaho and Montana, and those properties already in the portfolio that are currently available for partnership. Vale can earn an initial 60% Designated Project interest by spending US$4.5 million in exploration over a four year period. Vale has elected the Mesa Well copper property as the first Designated Project.

EMX now has eight joint ventures through BCE, five of which were slated for drilling in 2011-2012 with partner funding:

  Yerington West JV with Entrée Gold Inc. (“Entrée”)
  Mesa Well JV with Vale
  Superior West JV with Freeport-McMoRan Mineral Properties (“Freeport”)
  Middle Mountain JV with GeoMinerals Ltd. and Inmet Mining Corp. (“Geo-Inmet”)
  Silver Bell JV with GeoMinerals (“Geo”)

The other JV’s are with Vale on the Copper Basin property in Arizona, Golden Predator Corp. (TSX: GPD) of Vancouver, British Columbia on the Mineral Hill property in Wyoming and GeoMinerals Ltd (TSX-V: GMN) of Vancouver, British Columbia and Inmet Mining Corp of Toronto, Ontario on the Red Hills property in Arizona.

Yerington West

The Yerington West JV property (also known as the Roulette property) is located in the Yerington mining district of west-central Nevada.

A new porphyry target concealed beneath younger cover rocks was discovered during a 2010 drill program, based upon BCE’s updated structural reconstructions and interpretations of Yerington’s alteration zoning patterns. One hole successfully reached target rocks below 350 to 500 meters of post-mineral cover (three others failed to reach the target rocks due to poor drilling conditions). The successful hole intersected 120 meters of porphyry-style mineralization with quartz-sulfide veining and visible chalcopyrite. A 20.7 meter intercept averaged 0.14% copper.

Middle Mountain Project

The Middle Mountain project, located in central Arizona, is a porphyry copper-molybdenum target identified by BCE geologists in 2006.

JV partner GeoMinerals, through funding from Inmet Mining Corp., completed a 1,600 meter drill test of the property. Hole MM-24 encountered 78 meters of quartz-sericite-pyrite alteration starting at a depth of 71 meters. The JV has permitted 14 additional sites for a follow-up drill program.

Silver Bell West JV Property

The Silver Bell West JV property is located within the Silver Bell Mining District in south central Arizona, adjacent to Grupo Mexico’s producing Silver Bell open pit copper mine.

GeoMinerals completed 281 meters of drilling in two short core holes in one of the target areas. The program successfully tested the igneous-sedimentary contact aureole adjacent to outcrops of weak copper mineralization.

Mineral Hill JV Property

The Mineral Hill JV property, located in the Black Hills of northeastern Wyoming, was joint ventured with Golden Predator in 2010.

The property covers gold epithermal targets in alkalic rocks and a newly discovered gold-copper zone associated with porphyry style mineralization. A 1,262 meter drill program was completed to test the porphyry gold-copper mineralization target, with intercepts that included 106 meters averaging 0.25 g/t gold and 0.14 % copper in hole GPM-4, and 76 meters averaging 0.32 g/t gold and 0.14 % copper in GPM-5. Other holes cut narrower, gold-rich zones, including an intercept of 4.5 meters averaging 2.9 g/t gold in hole GPM-1. The JV is considering a follow-up drill program.

Superior West JV Property

The Superior West JV property is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property and its inferred resource of 1.34 billion tonnes averaging 1.51% copper (Rio Tinto Plc news release dated May 29, 2008).

The Superior West property covers several porphyry copper targets, as well as the western extension of the historic Magma Vein. JV partner Freeport completed a magnetotelluric geophysical survey over the property to delineate drill targets, and has received permits for three sites slated for drilling in the first quarter of 2012.

Cathedral Well Project

The Cathedral Well project occurs within the southeastern extension of Nevada’s Battle Mountain-Eureka gold belt, and hosts several sediment-hosted gold targets identified by EMX through geologic mapping and soil geochemistry.

JV partner Eldorado Gold Corp. (“Eldorado”) completed a 1,426 meter, six hole drill program to test for the extension of known gold mineralization under younger gravels. Four of the six holes reached the targeted depths, and encountered weakly altered host rocks. As a result of completing the initial drill program, Eldorado fulfilled its commitments to earn a 0.5% NSR royalty on the project by spending a total of $785,373 in exploration costs and a cash payment of $133,916 to EMX. Eldorado terminated its JV interest in the project, while retaining the 0.5% NSR royalty interest. The property has now reverted 100% back to EMX, and is currently available for partnership.

Vale Alliance

The Company is conducting work under the Regional Acquisition Agreement with Vale Exploration Canada Inc. that is focused on identifying and developing copper projects in the western United States.

For selected Designated Projects Vale can earn an initial 60% interest by spending US$4.5M in exploration over a four year period. The Mesa Well copper property, located in southeastern Arizona, was the first Designated Project selected by Vale. Initial drill testing at Mesa Well commenced in September 2011 and was completed in January 2012, with assay results pending.

Vale selected the Copper Basin copper-molybdenum property as the second Designated Project (see EMX news release dated September 28, 2011). Copper Basin, located in central Arizona, has numerous surface shows of copper mineralization, and portions of the property were explored during the porphyry copper exploration boom of the 1960's and 1970's. Fifteen known drill holes were completed during this time-period within a tightly confined, 500 by 1000 meter area with ready access. Most of the holes were shallow (i.e., < 130 meters total depth). Humble Oil and Refining Company drilled five deeper holes, including core hole CB-3 that averaged 0.20% copper and 0.025% molybdenum (reported as 0.042% MoS2) over its entire 940 meter length (1974 unpublished Asarco drill log report). The historic drill results established the presence of a significant porphyry system, and Asarco Inc. used eight of the fifteen drill holes to define a historic, non-43-101 compliant copper-molybdenum resource in the central portion of the property (1974 unpublished company report). EMX has identified several new targets outside of the confined area of historic drill testing that will be a focus of future work and an initial drill program.

EMX will be the operator of the Mesa Well and Copper Basin Designated Projects during the early stages of exploration.

Other Work Conducted by EMX

EMX expanded the land positions at the Bullion Creek and Red Picacho properties, located in central Arizona, by staking an additional 1,257 hectares. The target is an epithermal gold system hosted within intensely pyrite altered Tertiary volcanic and older basement rocks. Geologic mapping and stream sediment (BLEG) sampling programs led to the recognition of a highly altered zone in an area of roughly two by five kilometers containing anomalous gold mineralization. Rock chip sampling verified a local source of gold mineralization seen in the stream sediments.

Eldorado funded a geologic mapping and soil sampling program at the Richmond Mountain project located in Eureka, Nevada. This work defined a large area of alteration and evidence for near surface target rocks. Eldorado terminated its JV interest in the project while retaining the rights to a 0.5% NSR royalty from completing $440,315 in exploration expenditures and making a cash payment to EMX of $137,989. The property has reverted to 100% ownership by EMX, and the Company is re-evaluating the project’s exploration targets.

Elsewhere, the Company continued with land acquisition, claim maintenance, and field evaluation of properties in the portfolio. This work included evaluation of IP geophysical surveys at the Red Hills and Middle Mountain projects that are under agreement with Inmet-Geominerals. EMX acquired two new Nevada gold projects, Cruiser Gold and Frasier Creek and two new Arizona copper projects, Lomitas Negras and San Manuel through claim staking and application for State Exploration permits. The Cruiser Gold project is a volcanic- and sediment-hosted gold target within a Tertiary caldera margin and consists of 1,763 hectares. The Frasier Creek property covers 1,641 hectares and contains sediment-hosted gold and porphyry copper targets. The Lomitas Negras and San Manuel properties are porphyry copper-molybdenum targets located in south-central Arizona. These properties are undergoing early stage evaluation by EMX. Other activities included reconnaissance of generative gold exploration targets in northern Nevada.

Sweden

EMX’s portfolio in Sweden includes a variety of porphyry copper and Iron-Oxide-Copper-Gold (IOCG) exploration targets, in addition to known areas of copper, gold, and platinum group element (PGE)-enriched styles of mineralization. EMX’s Swedish subsidiary has consolidated a property portfolio totalling over 600 square kilometers of exploration permits, and signed a Strategic Alliance and Earn-In Agreement with Antofagasta Minerals S.A. (“Antofagasta” or “AMSA”). AMSA is the mining division of Antofagasta Plc, a Chilean-based mining company. The Agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), and assigns EMX’s Kiruna South copper properties as a Designated Project.

EMX and Antofagasta are working together on generative programs to identify prospective copper exploration targets throughout Sweden. Properties with high exploration potential will be nominated by EMX for Antofagasta’s consideration as “Designated Projects”. Antofagasta can choose to accept the “Designated Project” status for a property, thereby entering into a Joint Venture Earn-in Agreement with rights to earn up to 70% of the project. If a property is declined as a Designated Project, EMX is free to advance that property on its own terms with no further obligation to Antofagasta.

In support of the alliance activities, Antofagasta is funding at least $250,000 USD annually toward generative efforts for a two year period, which may be extended by mutual agreement. After initial review, three permits were retained under the Strategic Alliance (Ussavaara and Norrmyan 1 & 2), and three permits reverted back to 100% EMX control (Rumma 1 and Storasen 1 & 2).

Kiruna South Designated Project

Antofagasta initially selected seven properties, known collectively as the "Kiruna South Properties", as the first Designated Project under the alliance. These properties are located in the world-class Kiruna iron-copper-gold metallogenic province of northern Sweden, and include EMX's Pikkujärvi 1, 2, 3 and 4, Puoltsa 10, Kalixfors 1, and Saivo 1 permits. The Pikkujärvi and Puoltsa properties host several IOCG targets, including a zone of historic drill-defined copper and gold mineralization on the Pikkujärvi 1 permit. Coincident geophysical and geochemical anomalies persist for approximately four kilometers along strike; these areas have not yet been drill tested. In addition, a number of untested copper and molybdenum geochemical anomalies, as well as porphyry copper-gold-molybdenum occurrences are located elsewhere in the "Kiruna South Properties".

The initial focus for the Kiruna South Designated Project has been on intense alteration and copper-gold mineralization that was intersected in a shallow 80 meter hole drilled by Swedish Geological AB (a state-owned exploration service company) in the mid 1980's at the Sakkek prospect. The hole was drilled along the margin of a prominent 1.5 by 1 kilometer geophysical anomaly that coincides with a stock of quartz-feldspar porphyry, and contains intense potassium-silicate alteration and copper and gold mineralization. EMX concluded a shallow, 1,727 meter geochemical sampling campaign through glacial till to the “top-of-bedrock” at 131 sites in the Sakkek area. Geochemical results extended the zone(s) of anomalous copper in the area. Follow-up diamond drill tests are slated for the 2011-2012 winter drilling season.

Other EMX Property Interests in Sweden

EMX has continued to acquire and advance other exploration properties throughout Sweden. Compilation of historic data from the Storåsen copper-gold-PGE property in central Sweden had led to the identification of multiple exploration targets. The Storåsen property will be advanced outside of the EMX-AMSA alliance.

In addition to exploration permits in Sweden, EMX also holds royalty interests in the Viscaria and Adak properties that resulted from the purchase of Phelps Dodge Exploration Sweden AB in 2010.

Serbian Royalty Properties

Eurasian has a 1 - 2% NSR royalty over certain properties that were held by Reservoir Capital Corp. (TSX-V: REO) of Vancouver, British Columbia, and are now part of a recently completed spin-out into newly formed Reservoir Minerals Inc. (TSX-V: RMC) of Vancouver, British Columbia. EMX’s Serbian properties were sold to Reservoir Capital in 2006 for cash, a net smelter return royalty, and other considerations.

Kyrgyz Republic & Central Asia

EMX has concentrated its exploration work on the Gezart license in the Kyrgyz Republic’s Southern Tien Shan mineral belt. The Gezart property hosts multiple styles of gold mineralization developed over an extensive area, and aligned along the regional scale, northeast-trending Abshir structural zone. EMX has focused on the granitoid-hosted gold mineralization at the Orgatash and Gezart prospects, but sediment-hosted and skarn styles of gold mineralization provide additional exploration potential.

EMX’s work in 2011 included the completion of a ten hole, 2,375 meter diamond drilling campaign. The Company is assessing the project’s exploration potential while carrying on discussions with parties interested in the property.

DESCRIPTION OF CAPITAL STRUCTURE

Eurasian’s authorized capital consists of two classes of equity securities, an unlimited number of Common Shares without par value, and an unlimited number of preferred shares without par value.

As of January 20, 2011, Eurasian had 51,875,118 Common Shares and no preferred shares issued and outstanding. All of the issued Common Shares are fully paid and not subject to any future call or assessment. The Common Shares rank equally as to voting rights, participation and distribution of Eurasian’s assets upon liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Eurasian. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of Eurasian as may be distributable to such holders.

DIVIDENDS

Eurasian has not, since its incorporation, paid any dividends on any of its Common Shares. Eurasian has no present intention to pay dividends, but Eurasian’s Board of Directors will determine any future dividend policy on the basis of earnings, financial requirements and other relevant factors. See “General Development of Business – Risk Factors”. The Company is prohibited from paying any dividend which would render it insolvent.

MARKET FOR SECURITIES

The Common Shares of Eurasian are traded in Canada on the TSX-V under the symbol EMX.

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX-V during the periods indicated:

	High	Low	Volume
April 2010	$2.29	$1.90	511,300
May 2010	$2.47	$1.90	683,100
June 2010	$2.47	$1.95	627,300
July 2010	$2.28	$1.68	308,700
August 2010	$2.45	$1.76	442,100
September 2010	$2.87	$2.20	552,000
October 2010	$2.85	$2.18	2,223,500
November 2010	$2.88	$2.48	715,800
December 2010	$3.43	$2.85	1,988,500
January 2011	$3.88	$2.88	2,312,700
February 2011	$3.47	$3.12	812,900
March 2011	$3.46	$2.87	1,680,300

DIRECTORS AND OFFICERS

The name, province or state and country of residence and position with the Company of each director and executive officer of the Company, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years, effective on the date of this AIF, is as follows:

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held & Date of Appointment as Director
David M. Cole Colorado United States of America	President and CEO of the Company, March 2003 to present.	President, CEO and Director November 24 , 2003
Brian E. Bayley (2) (3) (4) British Columbia Canada
Resource Lending Advisor to Sprott Resource Lending Corp. (publicly traded (TSX and NYSE-Amex) lending company to resource issuers); President of Ionic Management Corp. (private management company); Director and officer of public resource companies.
Director May 13, 1996
Michael D. Winn (2)(4) California United States of America	President of Terrasearch Inc. (private consulting company providing analysis of mining and energy companies). Director and officer of public resource companies.	Director November 24 , 2003
George K. C. Lim (2) (3)(4) British Columbia Canada	Chief Financial Officer of Dundarave Resources Inc. (publicly traded (TSX-V) mineral exploration company).	Director August 28, 2008
M. Stephen Enders Colorado United States of America
Director of Renaissance Resource Partners (private company providing consulting services to resource companies), February 2009 to present; Senior Vice President of Newmont, September 2003 to January 2009.
Executive Chairman May 7, 2010 Director May 19, 2009
Brian K. Levet (3) Western Australia Australia	Retired, January 2011 to present; Various executive and management positions at Newmont, 1983 to December 2010.	Director March 18, 2011
Christina Cepeliauskas British Columbia Canada	Chief Financial Officer of
   •     the Company, September 2008 to present;
   •     Atico Mining Corporation, May 2011 to present,
   •     Reservoir Capital Corp. (TSX-V: REO), May 2009 to present, and
   •     Reservoir Minerals Inc.(TSX-V: REM), October 2011 to present.
Formerly Chief Financial Officer of
   •     Aura Minerals Inc. (TSX: ORA), September 2007 to May 2008, and
	• Yukon Zinc Corporation, March 2007 to May 2008.	Chief Financial Officer

Name, Place of Residence and Position with Company(1)	Present and Principal Occupation during the last five years	Positions Held & Date of Appointment as Director
Paul H. Zink Colorado United States of America	President of Eurasian Capital, July 2010 to present.	President, Eurasian Capital
Formerly
• Mining Consultant, March 2010 to June 2010;
• President of International Royalty Corporation (TSX), March 2008 to February 2010;
• Retired, September 2007 to March 2008; and
• Director of Complex Underwriting of Republic Financial Corporation, August 2000 to September 2007.
Valerie A. Barlow British Columbia Canada	Corporate Secretary of	Corporate Secretary
• the Company, January 2011 to present,
• Sundance Minerals Ltd., September 15, 2011 to present, and
• Seabord Services Corp., August 2010 to present,
Formerly
• Acting Corporate Secretary of Sierra Geothermal Power Corp., September 2009 to August 2010;
• Corporate Secretary of Jinshan Gold Mines Inc. (TSX), May 2009 to September 2009;
• Assistant Corporate Secretary of Jinshan Gold Mines Inc., May 2008 to May 2009;
• Corporate Administrator of Jinshan Gold Mines; April 2005 to May 2008.

1.	The information as to country of residence and principal occupation has been furnished by the respective directors and officers individually.

2.	Denotes member of the Audit Committee.

3.	Denotes member of the Compensation and Benefits Committee.

4.	Denotes member of the Nominating and Corporate Governance Committee.

Each director’s term of office expires at the next annual general meeting of Eurasian’s shareholders.

Shareholdings of Directors and Senior Officers

As at January 20, 2011, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,951,565 Common Shares of Eurasian representing approximately 3.76% of the outstanding Common Shares of Eurasian.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described below, no director or executive officer of Eurasian are, or within the last ten years have been:

(i)

a director, chief executive officer or chief financial officer of any reporting issuer that, while such person was acting in that capacity or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the issuer but which resulted from an event while the director or executive officer was a director, chief executive officer or chief financial officer of that issuer, was the subject of a cease trade or similar order or an order that denied access to any statutory exemption for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person;

(ii)

bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets;

(iii)	subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud; or

(iv)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

1.	Brian E. Bayley was a director from June 15, 2001 to November 30, 2010 of American Natural Energy Corp. (TSX-V listed) which was issued cease trading orders by the:

(a)        British Columbia Securities Commission (“BCSC”), Autorité des marchés financiers de Québec (“AMF”) and Manitoba Securities Commission (“MSC”) in June 2003 for failing to file financial statements and pay filing fees. The orders were rescinded in August and September 2003 when it filed its financial statements and paid the filing fees; and

(b)        BCSC in July 2007, AMF in August 2007, Ontario Securities Commission (“OSC”) in August, 2007, Alberta Securities Commission (“ASC”) in November 2007 and MSC in March 2008 for failing to file financial statements and Management’s Discussion & Analysis. The orders were rescinded on October 29, 2008 when it filed the financial statements and Management’s Discussion & Analysis.

2.

Brian E. Bayley has been a director since December 14, 1999 of Esperanza Silver Corp. (TSX-V listed) which became aware in early 2003 that it was subject to outstanding cease trading orders issued by the ASC on September 17, 1998 and AMF on August 12, 1997 for the failure of previous management to file financial statements and pay filing fees. Esperanza’s new management filed the financial statements and paid the filing fees and the orders were rescinded on May 16, 2003 by the AMF and on August 1, 2003 by the ASC.

3.

Brian E. Bayley was a director from November 28, 2001 to June 17, 2008 of Etrion Corporation (TSX listed) and a director and officer from January 1997 to January 2005 of Quest Ventures Ltd. (private company) which companies became subject to an order issued on February 27, 2002 by the BCSC respecting a private placement of Etrion’s securities to Quest preventing the further use of certain exemptions under the Securities Act (British Columbia) until Etrion’s shareholders approved the placement. Such approval was obtained on May 23, 2002 and the BCSC reinstated the availability of the exemptions for both companies shortly thereafter.

Conflicts of Interest

Directors and officers of Eurasian may, from time to time, be involved with the business and operations of other mining issuers, in which case a conflict may arise. See “Development of Business – Risk Factors” for more details.

Audit Committee Information

Information Concerning the Audit Committee of the Company, as required by National Instrument 52-110, is provided in Schedule A to this Annual Information Form.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Eurasian is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of (i) any director or executive officer of Eurasian, (ii) a person or company that is, as of the date hereof, the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Eurasian’s outstanding securities, and (iii) any associate or affiliate of any person or company referred to in either (i) or (ii) above, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect Eurasian or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Eurasian is Computershare Investor Services Inc., Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

Material contracts under NI 51-102 are contracts, other than contracts entered into in the ordinary course of the Company’s business that are material to the Company. The following is a list of material contracts entered into since April 1, 2010 and material contracts entered into prior to April 1, 2010 that remain in effect.

1.

Registrar and Transfer Agency Agreement between the Company and Montreal Trust Company dated August 12, 1996 appointing Montreal Trust as the Company’s registrar and the provision of transfer agency services for the Common Shares.

2.

Assignment of Agencies Agreement among the Company, Montreal Trust Company of Canada and Computershare Trust Company of Canada dated January 26, 2001 appointing Computershare as the Company’s registrar and transfer agent for the Common Shares.

3.

Letter Agreement between the Company and Global Resource Investments, Ltd. dated October 4, 2010 for the provision of finder services for the Company’s financing of 7 million units at a purchase price of $2.50 per unit. Each unit consisted of one Common Share and one transferable Common Share purchase warrant. Each warrant entitles the holder to purchase one Common Shares until November 2015 at a price of $3.50 in the first year (expired), $4.00 in the second year, $4.50 in the third year, $5.00 in the fourth year and $5.50 in the fifth year.

4.

Non-brokered Private Placement Agreement between the Company and Haywood Securities Inc. dated November 5, 2010 for the Company’s financing of 7,000,000 units at a price of $2.50. Subscription agreement for various investors dated November, 2011 for the financing that raised $17.5 million by the sale of 7,000,000 units at a price of $2.50.

5.

Subscription agreement for various investors dated February 17, 2011 and March, 2011 for a financing that raised $17.85 million by the sale of 5,500,000 units at a price of $3.25. Each unit consisted of one Common Share and one-half of one non-transferable Common Share purchase warrant. Each whole warrant entitles the holder to purchase one Common Share until March 18, 2013 at a price of $4.00.

6.

Subscription agreement between the Company and Newmont Mining Corporation of Canada Limited dated February 22, 2011 for the purchase of 500,000 units for an aggregate purchase price of $1,625,000 at a price of $3.25 per unit. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles the holder to purchase one Common Share until March 18, 2013 at a price of $4.00.

7.

Letter Agreement between the Company and Global Resource Investments, Ltd. dated February 25, 2011 for the provision of finder services for the Company’s financing of up to 5.5 million units at a purchase price of $3.25 per unit. Each unit consisted of one Common Share and one- half of one Common Share purchase warrant. Each whole warrant entitles the holder to purchase one Common Share until March 18, 2013 at a price of $4.00.

8.	Services Agreement between the Company and Seabord Services Corp. dated January 1, 2012 in respect of Seabord providing various consulting, administrative, accounting, management and related services.

9.	Listing Agreement dated January 3, 2012 with the TSX Venture Exchange, pursuant to which the Common Shares are listed and traded on the Exchange.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are names as having prepared or certified a report, valuation statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during or relating to, its most recently completed financial year and whose profession or business gives authority to the report, valuation statement or opinion made by the person, firm or company.

Name	Description
Davidson and Company LLP, Chartered Accountants	Independent Auditors, Audit Report dated July , 2011 for financial statements as at March 31, 2011 and March 31, 2010 and the years then ended
John E. Dreier, Ph.D, CPG 11190	Technical Report Author; Report dated November 1, 2011 and titled Akarca Gold-Silver Project Technical Report, Turkey
Simon Meldrum, BSc. (Hons)(Geo), MemSEG, MemAIG	Technical Report Author; Report dated July 31, 2009 and titled Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey
Andrew J. Vigar, Mining Associates Pty. Ltd.	Technical Report Author; Report dated July 31, 2009 and titled Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey
Gary H. Giroux, P.Eng, MASc.	Technical Report Author; Report dated July 31, 2009 and titled Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey

Interests of Experts

Davidson and Company LLP have advised the Company that they are independent of the Company within the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

To the Company’s knowledge, none of the other experts named in the foregoing section had, at the time they prepared or certified such report, valuation statement or opinion, received after such time or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company.

None of such experts nor director, officer or employee of such experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associated or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal , is holders of the Company’s securities, securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Management’s Information Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s financial statements and Management’s Discussion and Analysis (“MD&A”) for its most recently completed financial year, all of which are filed on SEDAR. See Schedule A for the particulars of the Audit Committee’s charter and related matters.

Other additional information related to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE A - AUDIT COMMITTEE MATTERS

I.          MANDATE

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Eurasian Minerals Inc. (the “Company”) shall assist the Board in fulfilling its financial oversight responsibilities by overseeing the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.	The quality and integrity of the Company’s financial statements and other financial information;

2.	The compliance of such statements and information with legal and regulatory requirements;

3.	The qualifications and independence of the Company’s independent external auditor (the “Auditor”); and

4.	The performance of the Company’s internal accounting procedures and Auditor.

II.         STRUCTURE AND OPERATIONS

A.         Composition

The Committee shall be comprised of at least three members, each of whom is a director of the Company who meets the independence, financial literacy and other requirements set out below.

B.         Qualifications

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other “compensatory fee” (as such term is defined under applicable United States securities laws and stock exchange rules (collectively, the “U.S. Rules”)) from, or be an “affiliated person” (as such term is defined under applicable U.S. Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable U.S. Rules is available.

A member of the Committee must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable U.S. Rules is available.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement.

At least one member of the Committee must be:

1.

Financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities.

2.	An “audit committee financial expert” (as such term is defined under applicable U.S. Rules).

C.         Appointment and Removal

In accordance with the Company’s Articles, the members of the Committee shall be appointed by the Board and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board.

D.         Chair

Unless the Board shall appoint a Chair, the members of the Committee shall designate a Chair by the majority vote of all of the members of the Committee. The Chair shall call, set the agendas for, and chair all meetings of, the Committee.

E.         Sub-Committees

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Committee at its next scheduled meeting.

F.         Meetings

The Committee shall meet as often as is necessary to fulfil its duties respecting the Company’s quarterly and annual financial statements but not less than on a quarterly basis as provided in this Charter. The Committee should meet with the Auditor and management annually to review the Company’s financial statements in a manner consistent with, and to discharge its duties under, Section III of this Charter.

The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at every other meeting. On request by the Auditor, the Chair shall call a meeting of the Committee to consider any matter that the Auditor believes should be brought to the attention of the Committee, the Board or the shareholders of the Company.

At each meeting, a quorum shall consist of a majority of the members comprising the Committee.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the Auditor to discuss any matters that the Committee believes would be appropriate to discuss privately.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

III.        DUTIES

A.         Introduction

The following functions shall be the common recurring duties of the Committee in carrying out its purposes outlined in Section I of this Charter. These duties should serve as a guide with the understanding that the Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee outlined in Section I of this Charter.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Committee in its sole discretion deems appropriate for study or investigation by the Committee.

The Committee shall be given full access to the Company’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties. While acting within the scope of its stated purpose, the Committee shall have all the authority of, but shall remain subject to, the Board. Notwithstanding the foregoing, the Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit or performing other audit, review or attest services for the Company.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any independent counsel or other advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee’s duties.

B.         Powers and Responsibilities

The Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Committee shall:

Independence of Auditor

1) .

Actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Company.

2) .	Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3) .	Require the Auditor to report directly to the Committee.

4) .	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Company.

Performance & Completion by Auditor of its Work

5) .

Be directly responsible for the appointment, compensation, retention and oversight of the work of the Auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the Auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6) .	Review annually the performance of the Auditor, and either appoint a new Auditor or recommend to shareholders that the existing Auditor be re-elected.

7) .

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by the Auditor; provided, however, that pre-approval of services other than audit, review or attest services is not required if such services:

(a)	constitute, in the aggregate, no more than 5% of the total amount of revenues paid by the Company to the Auditor during the fiscal year in which the services are provided;

(b)	were not recognized by the Company at the time of the engagement to be non-audit services; and

(c)

are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

Preparation of Financial Statements

8) .

Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

9) .

Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company’s financial statements or accounting policies.

10) .	Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

11) .

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

12) .	Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

a)	The adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the Auditor or management.

b)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

Public Disclosure by the Company

13) .

Review the Company’s annual and quarterly financial statements, management discussion and analysis (MD&A) and press releases respecting earnings before the Board approves and the Company publicly discloses this information.

14) .

Review the Company’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

15) .

Review any disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process of the Company’s financial statements and public disclosure about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Related Party Transactions

16) .	Review and approve related party transactions if required under applicable U.S. Rules.

Manner of Carrying Out its Mandate

17) .

Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

18) .	Request any officer or employee of the Company or the Company’s outside counsel or Auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

19) .	Have the authority, to the extent it deems necessary or appropriate, to retain independent legal counsel, and accounting or other consultants to advise the Committee.

20) .	Meet separately, to the extent it deems necessary or appropriate, with management and the Auditor.

21) .	Make periodic reports to the Board as is necessary or required.

22) .	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

23) .	Annually review the Committee’s own performance.

24) .	Provide an open avenue of communication between the Auditor and the Board.

25) .

Not delegate these responsibilities other than to one or more independent members of the Committee the authority to pre-approve, which the Committee must ratify at its next meeting, audit and permitted non-audit services to be provided by the Auditor.

C.         Whistle-Blower Policy

The Committee shall establish and annually review the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

D.         Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditor.

This Charter, as amended, was approved by the Board of Directors on January 18, 2012.